787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

August 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Utility Trust

Securities Act File No. 333-174333

Investment Company Act File No. 811-09243

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, we hereby file via EDGAR transmission post-effective amendment No. 1 to the Fund’s Registration Statement on Form N-2. This post-effective amendment is being filed to, among other things, update the Fund’s financial statements.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8865 or to P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Bruce N. Alpert, The Gabelli Utility Trust

Agnes Mullady, The Gabelli Utility Trust

David I. Schachter, The Gabelli Utility Trust

Sonia K. Kothari, Esq., The Gabelli Utility Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP

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